                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                              CENTRAL BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   152418 10 9
                          ----------------------------
                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                         SOMERVILLE, MASSACHUSETTS 02144
                                 (617) 628-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 12, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).




                                  1 of 8 Pages

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CUSIP NO. 152418 10 9                 13D                      PAGE 2 OF 8 PAGES
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1    NAMES OF REPORTING PERSONS:
     JOHN D. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                             (a)  /_/

                                                            (b)  /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     PF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             /_/
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

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                          7      SOLE VOTING POWER            209,805*
       NUMBER OF
         SHARES        ---------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER           15,173
        OWNED BY
          EACH         ---------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER       209,805*
         PERSON
          WITH         ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER      15,173

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     224,978
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     /_/
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.05**
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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---------------------------
*Includes 11,561 shares Mr. John D. Doherty has the right to acquire upon the exercise of options exercisable within 60 days of July 12, 2005. Also includes 69,375 shares held by the Joseph R. Doherty Family Limited Partnership, L.P. (the "FLP"). On July 12, 2005 John D. Doherty was appointed sole general partner of the FLP. As such, John D. Doherty has sole voting and dispositive power over the shares held by the FLP.

**Assumes options to acquire 11,561 shares have been exercised.

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CUSIP NO. 152418 10 9                 13D                      PAGE 3 OF 8 PAGES
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1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) /_/

                                                               (b) /X/
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
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                          7      SOLE VOTING POWER                3,926
       NUMBER OF
         SHARES        ---------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER                  0
        OWNED BY
          EACH         ---------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER           3,926
         PERSON
          WITH         ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER             0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,926
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     /_/
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     .25%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
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CUSIP NO. 152418 10 9                 13D                      PAGE 4 OF 8 PAGES
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1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) /_/

                                                               (b) /X/
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                /_/
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
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                          7      SOLE VOTING POWER                    0
       NUMBER OF
         SHARES        ---------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER             69,375
        OWNED BY
          EACH         ---------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER               0
         PERSON
          WITH         ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER        69,375
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     69,375
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     /_/
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     4.36%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
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ITEM 1.      SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P., a Delaware limited partnership (the "FLP"). The FLP, John Doherty and Joseph Doherty are collectively, the "Reporting Persons" herein.

         (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.

         (c) John D. Doherty's principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer's wholly owned subsidiary, Central Co-operative Bank.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) John D. and Joseph R. Doherty are citizens of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph R. Doherty has acquired 64,601 shares with $1,172,806 of his own funds. 60,675 of such shares have been transferred to the FLP of which Joseph R. Doherty had been the general partner. Joseph R. Doherty withdrew as sole general partner of the FLP on July 12, 2005, at which time John D. Doherty was appointed sole general partner of the FLP. In addition, the FLP has purchased 8,700 shares with $298,039 of its own funds. John D. Doherty has acquired 65,537 shares with $54,079 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007, which has been reduced in principal amount to $1,062,360. In addition, John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty and has 15,173 shares allocated to his account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP") for which he was not required to pay monetary consideration.

ITEM 4.      PURPOSE OF TRANSACTION

         The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

         The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make INTER VIVOS transfers of shares and limited partnership interests in the FLP to John D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan.

         Because John D. and Joseph R. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, have filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP is presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP has filed and received clearance of a Notice of Change in Bank Control provided that its ownership does not cause the aggregate ownership of the Dohertys to exceed 20%. In addition, John D. Doherty and the FLP jointly filed a Change in Bank Control Notice with the Federal Reserve Board and received clearance for Joseph R. Doherty to withdraw as sole general partner of the FLP and for John D. Doherty to be appointed as sole general partner of the FLP. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

         Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's business or corporate structure; (g) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) John D. Doherty beneficially owns 224,978 shares of the Common Stock representing 14.05% of the shares of Common Stock outstanding. Included in such amount are 69,375 shares of the Common Stock, representing 4.36% of the shares of Common Stock outstanding, beneficially owned by the FLP, options to acquire 11,561 shares of Common Stock and 15,173 shares allocated to John D. Doherty's account under the ESOP. As general partner of the FLP, John D. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP. Joseph R. Doherty beneficially owns 3,926 shares of the Common Stock representing .25% of the shares of Common Stock outstanding.

         (b) John D. Doherty has sole voting and dispositive power over 209,805 shares of the Common Stock, including 69,375 shares held by the FLP, over which John D. Doherty has sole voting and dispositive power as sole general partner of the FLP. John D. Doherty has shared voting and dispositive power over 15,173 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock.

         (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                        DATE OF THE       AMOUNT OF      PRICE           NATURE OF
NAME                    TRANSACTION        SHARES       PER SHARE       TRANSACTION
----                    -----------        ------       ---------       -----------
John D. Doherty          03/17/2005         11,561         N/A          Acquisition -
                                                                        Company grant of
                                                                        stock options
John D. Doherty          07/12/2005            540         N/A          Acquisition -
                                                                        Received allocation
                                                                        of shares under
                                                                        ESOP
John D. Doherty          07/12/2005         69,375         N/A          Acquisition  (1)
Joseph R. Doherty        07/12/2005         69,375         N/A          Disposition  (1)

-------------------
(1) Joseph R. Doherty withdrew as sole general partner of the FLP and John D. Doherty was appointed sole general partner of the FLP. As a result, John D. Doherty may be deemed to have voting and dispositive power of the 69,375 shares held by the FLP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Joint Filing Agreement, filed as Exhibit 2 hereto, the Demand Promissory Note from John D. Doherty to Joseph R. Doherty, filed as
Exhibit 3 hereto and the Joseph R. Doherty Family Limited Partnership Agreement, as amended, filed as Exhibit 4 hereto or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Statement on Schedule 13D:

    EXHIBIT NO.
    -----------

         1   Letter, dated February 22, 2002, from Richard Lashley to John D.
             Doherty, Joseph R. Doherty, and the Joseph R. Doherty Family
             Limited Partnership, L.P.*
         2   Joint Filing Agreement among the Reporting Persons *
         3   Demand Promissory Note*
         4   Joseph R. Doherty Family Limited Partnership, L.P. Agreement*
         5   First and Second Amendments to Limited Partnership Agreement of
             Joseph R. Doherty Family Limited Partnership, L.P. and Withdrawal
             of General Partner and Appointment of New General Partner
----------------
* Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 15, 2005                             /s/ John D. Doherty
                                                --------------------------------
                                                John D. Doherty



Date: July 15, 2005                             /s/ Joseph R. Doherty
                                                --------------------------------
                                                Joseph R. Doherty



Date: July 15, 2005                             Joseph R. Doherty Family Limited
                                                Partnership, L.P.



                                                By: /s/ Joseph R. Doherty
                                                    ----------------------------
                                                    Joseph R. Doherty
                                                    General Partner